Entrex Capital Markets
(Bridgeport Partners, LLC)
Statement of Financial Condition
As of December 31, 2015

ASSETS		
Current Assets		
Cash - Checking	$ 85,066	
Cash - Savings/MM	1,504	
Cash Deposit Clearing Firm	25,000	
Total Current Assets		111,569
Property and Equipment		
Furniture Fixtures & Equip	12,757	
FF&E Accum Depr	(12,757)	
Total Property and Equipment		0
Other Assets		
Total Other Assets		0
Total Assets		$ 111,569
LIABILITIES AND CAPITAL		
Current Liabilities		
Payable Other Expense	$ 3,687	
Total Current Liabilities		3,687
Long-Term Liabilities		
Total Long-Term Liabilities		0
Total Liabilities		3,687
Members Equity	$ 107,882	
Total Equity		107,882
Total Liabilities & Capital		$ 111,569

The accompanying notes are an integral part of these financial statements.